UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Amendment No. 5

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Biosite Incorporated
(Name of Subject Company (Issuer))
Inca Acquisition, Inc.
Inverness Medical Innovations, Inc.
(Name of Filing Persons (Offerors))
Common Stock, $0.01 par value
(Title of Class of Securities)
090945106
(CUSIP Number of Class of Securities)
Ron Zwanziger
President and Chief Executive Officer
Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453
(781) 647-3900
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
Copy to:
Scott F. Duggan, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,603,420,070	$49,225.00

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,334,271 shares of the Common Stock of Biosite Incorporated at the tender offer price of $92.50 per share.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 per million of transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount	$49,225.00	Filing	Inverness Medical
Previously Paid:		Party:	Innovations, Inc.
Form or	Schedule TO	Date	May 29, 2007
Registration No.		Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on May 29, 2007, relating to the offer by Inca Acquisition, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Inverness Medical Innovations, Inc. (“Inverness”) to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, including the associated right to purchase series A participating preferred stock, par value $0.01 per share, (collectively, the “Shares”), of Biosite Incorporated, a Delaware corporation (“Biosite”), at a purchase price of $92.50 per share, plus, if the first time the Shares are accepted for payment (the “Acceptance Time”) shall not have occurred on or prior to July 2, 2007, an additional $0.015205 per Share for each day during the period commencing on July 3, 2007, through the Acceptance Time, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 29, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. This Amendment is being filed on behalf of Inverness and the Purchaser.
Amendment to Offer to Purchase
Item 5 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer is hereby amended and supplemented as follows: Section 11—“Background of the Merger” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph at the end of the subsection captioned “Background of the Offer”:
     “On June 12, 2007, the investor presentation filed as Exhibit (a)(5)(G), and incorporated herein by reference, was made available on Inverness’ website and used at an investor conference.”
Miscellaneous
Item 12 of the Statement is hereby amended and supplemented to include the following:
“(a)(5)(G) Investor presentation dated June 12, 2007.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INCA ACQUISITION, INC.

By:	/s/ Jay McNamara

Name:	Jay McNamara
Title:	Assistant Secretary

INVERNESS MEDICAL INNOVATIONS, INC.

By:	/s/ Jay McNamara

Name:	Jay McNamara
Title:	Senior Counsel — Corporate and Finance

Date: June 12, 2007

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of May 29, 2007.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Summary Advertisement published on May 29, 2007.*

(a)(5)(A)	Press Release issued by Inverness Medical Innovations, Inc. on May 9, 2007 (incorporated by reference to the Schedule TO-C filed by Inverness Medical Innovations, Inc. on May 9, 2007).*

(a)(5)(B)	Press Release issued by Inverness Medical Innovations, Inc. on May 11, 2007 (incorporated by reference to the Schedule TO-C filed by Inverness Medical Innovations, Inc. on May 11, 2007).*

(a)(5)(C)	Joint press release issued by Inverness Medical Innovations, Inc. and Biosite Incorporated, dated May 17, 2007 (incorporated by reference to the Schedule TO-C filed by Inverness Medical Innovations, Inc. on May 18, 2007).*

(a)(5)(D)	Press Release issued by Inverness Medical Innovations, Inc. on May 29, 2007.*

(a)(5)(E)	Presentation given to Biosite employees on May 30, 2007.*

(a)(5)(F)	Press Release issued by Inverness Medical Innovations, Inc. on June 7, 2007.*

(a)(5)(G)	Investor presentation dated June 12, 2007.

(b)(1)	Commitment Letter dated May 14, 2007, by and among General Electric Capital Corporation, UBS Loan Finance LLC and Inverness Medical Innovations, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Inverness Medical Innovations, Inc. on May 15, 2007) (superceded in its entirety by Exhibit (b)(3)).*

(b)(2)	Commitment Letter dated May 14, 2007, by and among UBS Loan Finance LLC, UBS Securities LLC, General Electric Capital Corporation and Inverness Medical Innovations, Inc. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Inverness Medical Innovations, Inc. on May 15, 2007) (superceded in its entirety by Exhibit (b)(3)).*

(b)(3)	Commitment Letter dated June 5, 2007, by and among UBS Loan Finance LLC and General Electric Capital Corporation and Inverness Medical Innovations, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of May 17, 2007, by and among Inverness Medical Innovations, Inc., the Purchaser and Biosite Incorporated (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Inverness Medical Innovations, Inc. on May 18, 2007).*

*	previously filed